ISSUED ON BEHALF OF RELX PLC

1 November 2017

TOTAL VOTING RIGHTS

As at 1 November 2017, RELX PLC’s capital consists of 1,146,046,716 ordinary shares of 14 51/116 pence each.  RELX PLC holds 81,302,660 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,064,744,056 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.